UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-52103
CUSIP Number: 43858B108

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:   December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Hong Kong Highpower Technology, Inc.

Former Name if Applicable: ____

Address of Principal Executive Office
(Street and Number):  Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang, Shenzhen, Guangdong, 518111, People’s Republic of China

City, State and Zip Code: N/A

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hong Kong Highpower Technology, Inc. (the “Company”) is still in the process of finalizing its financial statements and notes to the financial statements for the year ended December 31, 2007 and its report on internal control over financial reporting. Additionally, the Company is still preparing documents to be filed as exhibits with the 10-K for fiscal 2007. Therefore, the Company is unable to file its Form 10-K for the year ended December 31, 2007 within the prescribed time period.  The Company will file its Annual Report on Form 10-K as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dang Yu Pan	0086	755-89686238
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a change in its results of operations as it will experience a net income of approximately $1.66 million, or $0.11 per share, for 2007 as compared to approximately $3.03 million, or $0.20 per share, for 2006. Net sales and cost of sales increased in 2007 to approximately $73.26 million and $63.79 million, respectively, from $44.38 million and $36.96 million, respectively, in 2006. As a percentage of net sales, cost of sales increased to 87.1% for 2007 as compared to 83.3% for 2006, which was attributable to a 61% increase in the average cost of nickel, the Company’s primary raw material, during the year ended December 31, 2007 as compared to the comparable period in 2006.

Additionally, administrative and other operating expenses were approximately $4.2 million, or 5.7% of net sales, for the year ended December 31, 2007, compared to $2.2 million, or 4.9% of net sales, for the comparable period in 2006. The increase as a percentage of net sales was primarily due to the devaluation of the U.S. Dollar relative to the RMB over the period, which caused a 329% increase in exchange losses during the year ended December 31, 2007 as compared to 2006, and an increase in labor costs. Devaluation costs increased $658,000 for 2007 compared to 2006. Labor costs increased $380,000 for year ended December 31, 2007 over the comparable period in 2006 due to the Company’s expansion of its technician and marketing team to expand its market share.

Hong Kong Highpower Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2008	By:	/s/ Dang Yu Pan
Dang Yu Pan
Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).